[Logo of International Isotopes Inc.]

Contacts:
Carl W. Seidel                          Douglas  MacDougall or
President and Chief Executive Officer   Vivienne Blake
International Isotopes Inc.             Feinstein Kean Partners Inc.
Or                                      (617) 577-8110
Dr. Ira Lon Morgan
Chairman
International Isotopes Inc.
(940) 484-9492

For Immediate Release:
----------------------

      INTERNATIONAL ISOTOPES PURCHASES 92,000 Sq. Ft. FACILITY FOR CONTRACT
            MANUFACTURING AND REPORTS RESULTS FOR THIRD QUARTER 1997

-Building Expands Radiochemical and Radiopharmaceutical Manufacturing Capacity-

Denton, TX, November 14, 1997 -- International Isotopes Inc. (Nasdaq: INIS, BSE:
ITL) today announced that it has signed a purchase and sale agreement to acquire 92,000 square feet of manufacturing and warehouse space for contract manufacturing of radiopharmaceuticals as well as pharmaceutical grade radioisotopes. International Isotopes today also reported financial results for the third quarter and nine months ending September 30, 1997.

The new facilities, located in Denton, Texas, were purchased for $2.1 million and will be financed under a 20 year first lien mortgage. The Company plans to dedicate approximately 10,000 square feet to manufacturing administration, 22,000 square feet to proton linear accelerator storage and construction and the balance to contract manufacturing of pharmaceutical grade radioisotopes and radiopharmaceuticals. The Company is also nearing completion of its 27,000 square foot corporate headquarters facility for administration, manufacturing and research and development. In addition, architectural and engineering plans are being drawn up for the LINAC and radioisotope production/radiochemistry facility which will be approximately 28,000 square feet.

"Purchasing this space will allow us to consolidate many of our current operations and offer dedicated contract manufacturing space to our future customers," said Ira Lon Morgan, Ph.D., Chairman of International Isotopes Inc. "This purchase also has allowed us to considerably reduce the size of our dedicated radioisotope production/radiochemistry facility, which we originally planned to utilize for contract manufacturing. We hope to complete this facility in early spring of 1998."

For the quarter ended September 30, 1997, the Company reported a net loss of $1,014,000 or $(0.19) per share, compared to a net profit of $564,000 or $0.15 per share, for the same period in 1996. Operating costs and expenses, net of $377,000 in non-cash expenses related to incentive compensation, increased to $685,000 for the third quarter 1997, compared to $309,000 for the same three month period in 1996. The increase in net operating costs and expenses is due to new hires and the development of the necessary infrastructure to support the growth of the Company.

                                     -more-

Corporate                              Operations
2600 Longhorn Blvd. Suite #105         523 North Elm Street
Austin, Texas 78758                    Denton, Texas 76201
Phone: (512) 834-1822                  Phone: (940) 484-9492
Fax:   (512) 834-2257                  Fax:   (940) 484-0877

                   INTERNATIONAL ISOTOPES INC. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        (a development stage enterprise)
                                   (Unaudited)

                                                   Nine Months Ended            Three Months Ended
                                                     September 30,                 September 30,
                                               ----------     ----------     ----------     ----------
                                                  1997           1996           1997           1996
                                               ----------     ----------     ----------     ----------
Sale of accelerator components                 $  152,000     $1,571,000     $   17,000     $1,571,000
Cost of sales                                      79,000        697,000         11,000        698,000
                                               ----------     ----------     ----------     ----------
            Gross profit                           73,000        874,000          6,000        873,000

Operating costs and expenses:
     General and administrative                 1,266,000        822,000        677,000        309,000
     Non-cash incentive compensation*           2,022,000             --        377,000             --
     Sales and marketing                            8,000             --          8,000             --
                                               ----------     ----------     ----------     ----------

              Total operating expenses          3,296,000        822,000      1,062,000        309,000
                                               ----------     ----------     ----------     ----------
              Income (loss) from development
                     stage operations          (3,223,000)        52,000     (1,056,000)       564,000

Other income
     Gain on sale of assets held for sale          15,000             --         15,000             --
     Interest income                               72,000          2,000         64,000          1,000
     Interest expense                            (186,000)        (4,000)       (37,000)        (3,000)

Net income (loss)                             $(3,322,000)    $   50,000    $(1,014,000)    $  562,000
                                               ==========     ==========     ==========     ==========

Net income (loss) per share
     of common stock                           $    (0.71)    $     0.01     $    (0.19)    $     0.15
                                               ==========     ==========     ==========     ==========

Weighted average number of common and
     common equivalent shares outstanding       4,669,575      3,660,836      5,433,279      3,806,353
                                               ==========     ==========     ==========     ==========

*Non-recurring charge to earnings taken over fiscal 1997

                       SELECTED BALANCE SHEET INFORMATION

                                                     (Unaudited)     (Audited)
                                                    September 30,   December 31,
                                                        1997            1996
                                                     -----------     ----------

Cash and cash equivalents and investments            $14,619,000     $  631,000
Property and equipment (net)                           1,733,000      1,061,000
Long-term debt, less current portion                     206,000             --
Total shareholders' equity                            16,066,000        310,000